SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	July 21, 2006 at 06.30 GMT

Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso sells its Pankakoski Mill to a group of private investors

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has signed a definitive agreement to sell its Pankakoski Mill in Finland to an international group of investors led by Dr Dermot Smurfit and including Lansdowne Capital Limited. The debt-free sales price is EUR 20 million, subject to closing date adjustments, and the Group’s interest-bearing net liabilities will decrease by the same amount. The Group has recorded a capital loss of EUR 11.0 million as a provision in its second quarter 2006 results.

Annual sales of Stora Enso’s Packaging Boards division will decrease by approximately EUR 60 million and the working capital will be reduced by approximately EUR 12 million following the Pankakoski Mill divestment. The divestment, which is expected to be completed by the end of July 2006, will have no material effect on the Group’s future operating profit.

The divestment is part of Stora Enso’s Asset Performance Review (APR), which aims to secure a competitive European production base.

“We are pleased to have found a buyer dedicated to continuing production and development at Pankakoski Mill. The success of the purchaser’s Powerflute mill will certainly help Pankakoski further develop its position as a speciality board mill,” says Ohto Nuottamo, Senior Vice President, Stora Enso Carton Boards.

Pankakoski Mill was part of Stora Enso’s Packaging Boards division. The mill produces speciality paperboards for packaging and graphical end uses on two board machines with a total annual capacity of around 100 000 tonnes. Pankakoski Mill, at Lieksa in Finland, employs about 200 people.

The buyer, a group of international private investors including Lansdowne Capital Limited and Dr Dermot Smurfit, will establish a new company to run the operations at the mill. The same group of investors owns Powerflute Ltd, which operates a semi-chemical fluting mill in Finland.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

            Stora Enso Oyj

                        Business ID 1039050-8

2(2)

Stora Enso Group’s non-recurring items in second quarter 2006

There are two non-recurring items with a net impact of EUR 6.7 million on operating profit: EUR -11.0 million related to divestment of Pankakoski Mill and EUR 17.7 million due to changes in Stora Enso’s Finnish unemployment insurance provisions.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com/pankakoski

www.storaenso.com/investors

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel